SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on April 11, 2014.

By letter dated April 11, 2014 the company reported the summary of the resolution adopted by the Shareholders Meeting:

1. Appointment of two shareholders to sign the minutes of the the Shareholders´ Meeting .
The Shareholders’ meeting approved by majority vote the appointment of the representatives of The Bank of New York Mellon (BONY), ANSES FGS and Saúl Zang to approve and sign the minutes of the Shareholders’ Meeting.

2. Consideration of the partial reversal of the "Reserves for New Projects" account in order to create a new reserve account named "Reserve for Aquisition of securities". The Shareholders' Meeting approved by majority vote the partial reversal of the "Reserves for New Projects" account for up to the total amount of ARS 200,000,000 in order to create a new reserve account named "Reserve for Aquisition of securities" delegating into the Board of Directors the powers for its utilization .
3. Consideration of the creation of a stock repurchase plan, and its terms and conditions under the provisions of Law No. 26,831, and the applicable regulations of the Argentine Securities Commission. - Authorizations and delegations. The Shareholders' Meeting approved by majority vote the creation of a stock repurchase plan for an amount of up to ARS 200,000,000 delegating in the Board of Directors the decision for setting the maximum limit within the 10% of Shareholders’ Equity according to the applicable rules. As well as the maximum daily operations limit and setting the last day of the program on December 31st, 2014 with the possibility to extend the period for the same term, being this a decision of the Board of Directors. And delegating in the Board of Directors the setting of the minimum and maximum acquisition prices, its modifications and all actions and acts necessary in order to implement what was resolved by the Shareholders' Meeting.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

April 14, 2014	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets